UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gil Messing
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS
2020 FIRST QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – April 27, 2020 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the first quarter ended March 31, 2020.

First Quarter 2020:

•	Total Revenues: $486 million, a 3 percent increase year over year
•	Deferred Revenues: $1,349 million, a 3 percent increase year over year
•	GAAP Operating Income: $201 million, representing 41 percent of revenues
•	Non-GAAP Operating Income: $231 million, representing 48 percent of revenues
•	GAAP EPS: $1.23, Non-GAAP EPS: $1.42

“The first quarter success is a testament to our commitment to customers, partners and our employees during these unprecedented times. Despite the COVID-19 pandemic, we sustained elevated business activity levels and delivered results in the upper half of our guidance with strength coming from the Americas,” said Gil Shwed, Founder and CEO of Check Point Software Technologies. “We saw an increased demand for network security gateways in order to support higher capacities and expand the use of our remote access VPN solutions.  We continued to provide the highest level of security to our customers to allow them to run their business.“

“During the quarter our work environment changed completely. We managed through lack of components in the supply chain and closure of some of our logistics centers.  We transitioned almost exclusively to work from home and created new environments that allowed our R&D and technical services to work remotely.  Our sales team is also operating from home with no physical meetings with customers, which previously was the primary method of our sales engagements. We also shifted to virtual marketing activities.  We managed through these challenges smoothly, yet it’s hard to predict what effect this changing environment will have on the future.  I would like to thank our customers, partners and employees for their engagement, dedication and for making this possible,” concluded Shwed.

Financial Highlights for the First Quarter of 2020:

•	Total Revenues: $486 million compared to $472 million in the first quarter of 2019, a 3 percent increase year over year. Revenues were above the midpoint of our guidance.
•	GAAP Operating Income: $201 million compared to $206 million in the first quarter of 2019, representing 41 percent and 44 percent of revenues in the first quarter of 2020 and 2019, respectively.
•	Non-GAAP Operating Income: $231 million compared to $235 million in the first quarter of 2019, representing 48 percent and 50 percent of revenues in the first quarter of 2020 and 2019, respectively.
•	GAAP Taxes on Income: $41 million compared to $45 million in the first quarter of 2019.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $179 million compared to $180 million in the first quarter of 2019. GAAP earnings per diluted share were $1.23 compared to $1.15 in the first quarter of 2019.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $206 million compared to $205 million in the first quarter of 2019.  Non-GAAP earnings per diluted share were $1.42 compared to $1.32 in the first quarter of 2019, a 7 percent increase year over year.

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•	Deferred Revenues: As of March 31, 2020, deferred revenues were $1,349 million compared to $1,312 million as of March 31, 2019, a 3 percent increase year over year.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,990 million as of March 31, 2020, compared to $3,949 million as of December 31, 2019.
•
Cash Flow: Cash flow from operations of $359 million compared to $379 million in the first quarter of 2019. Year over year, currency-hedging transactions had a $20 million effect on our cash flow from operations with minimal impact on our financial income as intended. This quarter includes excess payments related to our currency hedging transactions in an amount of $12 million compared to $8 million of income in the first quarter of 2019.

•	Share Repurchase Program: During the first quarter of 2020, the company repurchased approximately 3.0 million shares at a total cost of approximately $325 million.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

First Quarter Key Highlights

Our product announcements focused on extending the Infinity architecture to deliver the highest-caliber threat prevention, on-demand scalability and consolidated security.

In April, we announced the transformation of our appliance security gateways into the new Quantum Security GatewaysTM  delivering premier security.  The new line of 15 security gateway models extends the Infinity architecture from the branch office to the data center. All Quantum models out-of-the box deliver our highest level of threat prevention using the Sandblast Zero-day Protection, providing more than 60 security and threat prevention services. We believe it offers a higher level of security with lower TCO than competing products. Quantum is highly scalable with up to 1.5 Tera-bps of threat prevention performance using the HyperScale technology, high port density and half the energy consumption of rival high-end appliances.

We enhanced our consolidated security capabilities with the release of R80.40. R80 is advanced threat prevention and security management software for data centers, cloud, mobile, endpoint and IoT. The newest R80.40 software release has over 100 new features, including zero-touch deployment capability that enables new security appliances to be set up and running within five minutes.

The latest R80 release provides Security Management from the cloud allowing for more efficient security management, and cutting operational time by up to 60% compared with other solutions.  This simplifies the deployment of Check Point’s unified security across the entire security infrastructure from the web browser, with no need for ongoing maintenance or manual updates.

The impact of COVID-19 on cyber security was evident throughout the first quarter. Our research group identified significant increase in Coronavirus-related malicious attacks

Check Point, through Dimensional Research, conducted a survey with 411 IT and security professionals to examine the coronavirus pandemics’ impact on enterprise security. The findings revealed that 71% of IT and security professionals reported an increase in security threats as criminals seek to exploit the remote working explosion.

We revealed a dramatic rise in the number of coronavirus-related cyber-attacks. On average, over 14,000 coronavirus-related cyber-attacks occur each day with a daily 20,000 peak in April. Since January 2020, 68,000 coronavirus-related domain names were registered and we identified malicious domains at double the rate of others.

On the Mobile front,  Our researchers discovered 16 different malicious apps, all masquerading as legitimate Coronavirus apps, which contained a range of malware aimed at stealing users’ sensitive information or generating fraudulent revenues from premium-rate services.

Lastly, coronavirus-related attacks did not stop attacks targeting nations and governments as seen in Vicious Panda: The COVID Campaign: We intercepted a targeted cyber-attack by an APT group on a public sector entity of Mongolia. The malicious group sent coronavirus-related documents, impersonating the Mongolian Ministry of Foreign Affairs. The documents lured recipients into exposing remote network access and access to steal sensitive information.

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Vulnerabilities in Applications & Infrastructure:

Critical Vulnerabilities in Azure Cloud Infrastructure: Researchers at Check Point identified major security flaws in Microsoft Azure, one of the leading cloud-computing providers in the world. Researchers discovered that a user on the Azure network could have potentially taken control over the entire server, opening a path to business code theft and manipulation.

The Dark Side of Smart Lighting: Hackers could exploit vulnerabilities in the popular ZigBee protocol to deliver ransomware or spyware to networks by compromising smart lightbulbs and their controllers. Our researchers showed how a hacker could exploit an IoT network to launch attacks on conventional networks in businesses or even smart cities.

Tik or Tok? Is TikTok secure enough: Check Point Research discovered multiple vulnerabilities in TikTok that could enable an attacker to manipulate a user’s account by deleting, uploading, and making private videos public.  An attacker could also access information that was saved on the users account such as credit card details, private addresses, and emails.

We continued our focus on security through innovation and industry recognition:

Check Point recognized as a Microsoft Security 20/20 award winner for the Most Prolific Integration Partner category. Azure customers are choosing Check Point as their top choice in cloud security. The award underscores Check Point’s leadership and vision in cloud security, and further emphasizes Check Point’s ability to meet the new and complex nature that surrounds today’s cloud.

Check Point SandBlast Agent advanced endpoint protection and threat prevention solution achieved an ‘AA’ rating in the recent NSS Labs 2020 Advanced Endpoint Protection (AEP) Test. SandBlast Agent detected 100% of HTTP and email threats, 100% of malware using sophisticated evasion techniques, and 100% resistance to evasion.

Successful completion of two Common Criteria Certifications for R80.30 Security Management and Gateway appliances. The EAL4+ and Protection Profile compliance certifications follow an international standard for validating products that meet specific security requirements for Governments around the world.

Enhanced Global Partner Program: Developed in close consultation with hundreds of Check Point partners, Our enhanced Partner Growth Program encourages closer alignment with Check Point’s channel teams while implementing best practices, speed, agility, time to market, and customer value.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 27, 2020, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast or replay, please visit the website: www.checkpoint.com/ir.

Second Quarter Investor Conference Participation Schedule:

•	J.P. Morgan 48th Annual Technology, Media and Telecom Conference May 12 - 14 2020 – Virtual Fireside Chat & 1x1’s

•	Cowen 2020 TMT Conference May 26 – 29, 2020 – Virtual 1x1’s

•	Bank of America Merrill Lynch 2020 Global Technology Conference June 2, 2020 – Virtual 1x1’s

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•	2020 Baird Global Consumer, Technology & Services Conference June 3 - 4, 2020 – Virtual 1x1’s

•	Mizuho 2nd Annual Cybersecurity Summit June 9, 2020 – Virtual 1x1’s

•	Nasdaq 42nd Investor Conference June 15 - 17, 2020 – Virtual 1x1’s

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers a multilevel security architecture that defends enterprises’ cloud, network and mobile device held information, plus the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

©2020 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, expectations related to our partner programs, , and our participation in investor conferences during the second quarter of 2020.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; the impact of the COVID-19 pandemic on our business, as well as on our customers, suppliers and business partners; governmental action related to the coronavirus pandemic; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2020	2019
Revenues:
Products and licenses	$110.2	$112.8
Security subscriptions	158.8	144.0
Total revenues from products and Security subscriptions	269.0	256.8
Software updates and maintenance	217.5	215.0
Total revenues	486.5	471.8

Operating expenses:
Cost of products and licenses	20.9	19.6
Cost of security subscriptions	6.5	5.3
Total cost of products and security subscriptions	27.4	24.9
Cost of Software updates and maintenance	23.2	22.7
Amortization of technology	1.6	1.4
Total cost of revenues	52.2	49.0

Research and development	62.2	57.6
Selling and marketing	143.0	135.1
General and administrative	28.5	24.1
Total operating expenses	285.9	265.8

Operating income	200.6	206.0
Financial income, net	19.3	18.9
Income before taxes on income	219.9	224.9
Taxes on income	41.2	45.0
Net income	$178.7	$179.9

Basic earnings per share	$1.24	$1.17
Weighted-average number of shares used in computing basic earnings per share	144.2	154.2

Diluted earnings per share	$1.23	$1.15
Weighted-average number of shares used in computing diluted earnings per share	145.4	155.9

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS

 (Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2020	2019

Revenues	$486.5	$471.8
Non-GAAP operating income	231.2	234.9
Non-GAAP net income	205.9	205.5
Diluted Non-GAAP Earnings per share	$1.42	$1.32
Number of shares used in computing diluted Non-GAAP earnings per share	145.4	155.9

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2020	2019

GAAP operating income	$200.6	$206.0
Stock-based compensation (1)	26.4	24.8
Amortization of intangible assets and acquisition related expenses (2)	4.2	4.1
Non-GAAP operating income	$231.2	$234.9

GAAP net income	$178.7	$179.9
Stock-based compensation (1)	26.4	24.8
Amortization of intangible assets and acquisition related expenses (2)	4.2	4.1
Taxes on the above items (3)	(3.4)	(3.3)
Non-GAAP net income	$205.9	$205.5

Diluted GAAP Earnings per share	$1.23	$1.15
Stock-based compensation (1)	0.18	0.16
Amortization of intangible assets and acquisition related expenses (2)	0.03	0.03
Taxes on the above items (3)	(0.02)	(0.02)
Diluted Non-GAAP Earnings per share	$1.42	$1.32

Number of shares used in computing diluted Non-GAAP earnings per share	145.4	155.9

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.0
Cost of software updates and maintenance	0.9	0.9
Research and development	4.8	4.3
Selling and marketing	7.8	6.1
General and administrative	12.8	13.5
	26.4	24.8

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	1.6	1.4
Research and development	0.8	2.1
Selling and marketing	1.8	0.6
	4.2	4.1

(3) Taxes on the above items	(3.4)	(3.3)

Total, net	$27.2	$25.6

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(Unaudited, in millions)

ASSETS

	March 31,	December 31,
	2020	2019

Current assets:
Cash and cash equivalents	$407.4	$279.2
Marketable securities and short-term deposits	1,336.0	1,300.7
Trade receivables, net	318.7	495.8
Prepaid expenses and other assets	53.4	58.5
Total current assets	2,115.5	2,134.2

Long-term assets:
Marketable securities	2,246.3	2,368.8
Property and equipment, net	91.5	87.7
Deferred tax asset, net	51.8	55.3
Goodwill and other intangible assets, net	1,022.7	1,024.7
Other assets	92.9	94.2
Total long-term assets	3,505.2	3,630.7

Total assets	$5,620.7	$5,764.9

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$997.3	$1,011.9
Trade payables and other accrued liabilities	380.4	384.8
Total current liabilities	1,377.7	1,396.7

Long-term liabilities:
Long-term deferred revenues	351.4	374.8
Income tax accrual	396.3	393.3
Other long-term liabilities	29.6	31.3
	777.3	799.4

Total liabilities	2,155.0	2,196.1

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	1,811.5	1,770.3
Treasury shares at cost	(8,409.7)	(8,092.7)
Accumulated other comprehensive income	15.7	21.7
Retained earnings	10,047.4	9,868.7
Total shareholders’ equity	3,465.7	3,568.8
Total liabilities and shareholders’ equity	$5,620.7	$5,764.9
Total cash and cash equivalents, marketable securities and short-term deposits	$3,989.7	$3,948.7

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(Unaudited, in millions)

	Three Months Ended
	March 31,
	2020	2019

Cash flow from operating activities:
Net income	$178.7	$179.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	4.6	3.6
Amortization of intangible assets	2.0	1.8
Stock-based compensation	26.4	24.8
Realized (gain) loss on marketable securities	(0.2)	0.5
Decrease in trade and other receivables, net	183.1	181.3
Decrease in deferred revenues, trade payables and other accrued liabilities	(40.6)	(16.7)
Deferred income taxes, net	5.0	3.6
Net cash provided by operating activities	359.0	378.8

Cash flow from investing activities:

Cash paid in conjunction with acquisition, net of acquired cash	-	(5.5)
Investment in property and equipment	(8.4)	(9.6)
Net cash used in investing activities	(8.4)	(15.1)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	22.9	51.3
Purchase of treasury shares	(325.0)	(305.0)
Payments related to shares withheld for taxes	(0.7)	(0.6)
Net cash used in financing activities	(302.8)	(254.3)

Unrealized gain (loss) on marketable securities, net	(6.8)	26.2

Increase in cash and cash equivalents, marketable securities and short term deposits	41.0	135.6

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,948.7	4,039.1

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,989.7	$4,174.7

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

April 27, 2020

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